                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                               AMENDMENT NO. 1
                                      TO
                                SCHEDULE 14D-1

                            TENDER OFFER STATEMENT
     (Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934)

                              CEC RESOURCES LTD.
                           (Name of Subject Company)

                           Carbon Energy Corporation
                                   (Bidder)

                          Common Stock, No par value
                        (Title of Class of Securities)

                                  124980 10 3
                     (CUSIP Number of Class of Securities)

                              Patrick R. McDonald
                           Carbon Energy Corporation
                                 1700 Broadway
                                  Suite 1150
                             Denver, CO 80290-1101
                                (303) 860-1575
           (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidder)

                                with copies to:

                              Mark R. Levy, Esq.
                              Holland & Hart LLP
                            555 Seventeenth Street
                                  Suite 3200
                               Denver, CO 80202
                                (303) 295-8000


                       (Continued on following page(s))
                              Page 1 of 9 pages.
                      Exhibit Index is located on Page 9.

                           Calculation of Filing Fee

============================================================================
            Transaction valuation*                  Amount of filing fee**

                $8,608,762.50                             $1,721.75
============================================================================

* For purposes of calculating the fee only. This amount assumes the issuance of an estimated maximum number of 1,765,900 shares of Carbon Energy Corporation common stock in exchange for shares of CEC Resources Ltd. common stock and is based on the market value of the common shares of CEC Resources Ltd. which had a closing price of $4.875 per share as reported on the American Stock Exchange on January 5, 2000.
** The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50/th/ of one percent of the aggregate value of CEC Resources Ltd. common shares to be received by the bidder.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     $2,332      Filing Party:  Carbon Energy Corporation
Form or Registration No.:   333-89783   Date Filed:    October 27, 1999
================================================================================

                               Page 2 of 9 pages

                                 SCHEDULE 14D-1


CUSIP No.  124980 10 4
           -----------


--------------------------------------------------------------------------------
 (1) Names of Reporting Persons, S.S. or I.R.S.
     Identification Nos. Of Above Persons
--------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a)[_]
                                                                          (b)[_]
 -------------------------------------------------------------------------------
 (3) SEC Use Only

--------------------------------------------------------------------------------
 (4) Sources of Funds

--------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(e) or 2(f)
                                                                             [_]
--------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Colorado
--------------------------------------------------------------------------------
 (7) Aggregate Amount Beneficially Owned by Each Reporting Person

--------------------------------------------------------------------------------
 (8) Check if the Aggregate Amount in Row (7) Excludes Certain Shares
     (See Instructions)
                                                                             [_]
--------------------------------------------------------------------------------
 (9) Percent of Class Represented by Amount in Row (7)

--------------------------------------------------------------------------------
(10) Type of Reporting Person   (See Instructions)
--------------------------------------------------------------------------------

                               Page 3 of 9 pages

                                EXCHANGE OFFER

     This Statement on Schedule 14D-1 (this "Statement") relates to the offer by Carbon Energy Corporation, a Colorado corporation ("Carbon"), to exchange authorized shares of Carbon common stock, no par value per share ("Carbon Shares"), at a one-for-one exchange rate, for shares of common stock of CEC Resources Ltd., an Alberta corporation ("CEC"), no par value ("CEC Shares") upon the terms and subject to the conditions set forth in the Prospectus dated January 18, 2000 constituting part of Registration Statement No. 333-89783 filed under the Securities Act of 1933 (the "Prospectus"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which, as amended or supplemented from time to time, together constitute the "Offer"). Capitalized terms used in this Schedule 14D-1 and not otherwise defined herein shall have the meanings set forth in the Prospectus attached hereto as Exhibit (a)(1).

ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is CEC Resources Ltd., a company organized under the laws of Alberta, Canada, and the address of its principal executive offices is 1700 Broadway, Suite 1150, Denver, Colorado 80290-1101.

     (b) Information concerning the exact title and number of outstanding CEC Shares and the consideration being offered therefor is set forth in "The Exchange Offer - General" of the Prospectus and is incorporated herein by reference.

     (c) Information concerning the principal market in which the CEC Shares are traded and certain high and low sales prices for the CEC Shares for each quarterly period during the past three fiscal years of CEC is set forth in "Prospectus Summary - CEC Per Share Market Information" of the Prospectus and is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) - (d) and (g) This Statement is being filed by Carbon Energy Corporation, a Colorado corporation. The name, business address, present principal occupation or employment, and the material occupations, positions, offices or employments during the past five years of each director and executive officer of Carbon is set forth under "Our Management - Executive Officers and Directors" and "Principal Shareholders of Our Company" in the Prospectus and is incorporated herein by reference. All of the directors and executive officers of Carbon are citizens of the United States. Information regarding Carbon's principal business and the address of its principal office is set forth under "Prospectus Summary - Carbon Energy Corporation" and "Information About Carbon" in the Prospectus and is incorporated herein by reference. Information concerning Carbon's controlling shareholder, Yorktown Energy Partners III, L.P. ("Yorktown"), Yorktown's managing partner, Yorktown Partners LLC, a Delaware limited liability company ("Yorktown Partners") and Messrs. Bryan H. Lawrence and Peter A. Leidel, managers of Yorktown Partners, is set forth under "Prospectus Summary-Yorktown Energy Partners III, L.P." and "Our Management" in the Prospectus and is incorporated herein by reference. Messrs. Lawrence and Leidel are citizens of the United States.

                               Page 4 of 9 pages

     (e) and (f) Neither Carbon nor, to the best knowledge of Carbon, Yorktown, Yorktown Partners or any of the persons listed in "Our Management - Executive Officers and Directors" and "Principal Shareholders of Our Company" in the Prospectus, has during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTRACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) and (b) The information set forth in "The Exchange Offer - Background Of The Exchange Offer/Exchange Agreement," "The Exchange Offer - Description Of The Exchange Agreement," "The Exchange Offer - Interests Of Certain Persons In The Exchange Offer" and "Certain Relationships and Transactions" of the Prospectus is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) Information concerning the source and the consideration for the acquisition of the CEC Shares under the Offer is set forth under "The Exchange Offer - General" and "The Exchange Offer - Background Of The Exchange Offer/Exchange Agreement" in the Prospectus is incorporated herein by reference.

     (b) Not applicable.

     (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a) - (e) Information concerning the purpose of the Offer and the plans or proposals of Carbon is set forth under "The Exchange Offer - Background of the Exchange Offer/Exchange Agreement," "The Exchange Offer - CEC's Reasons For Recommending The Exchange Offer," "The Exchange Offer - Our Reasons For The Exchange Offer," "The Exchange Offer - Second Step Merger" and "The Exchange Offer - Possible Effects of the Exchange Offer" in the Prospectus and is incorporated herein by reference.

     (f) Information concerning the possible delisting of CEC Shares from the American Stock Exchange is set forth under "Risk Factors - CEC Shareholders Will Not Have A Readily Available Market For CEC Shares After The Exchange Offer," "The Exchange Offer - Possible Effects Of The Exchange Offer" and "The Exchange Offer - Second Step Merger" in the Prospectus and is incorporated herein by reference.

     (g) Information concerning the possible termination of registration of CEC Shares pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act") is set forth under "The Exchange Offer - Possible Effects Of The Exchange Offer" in the Prospectus and is incorporated herein by reference.

                                Page 5 of 9 pages

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) Certain directors and executive officers of Carbon own securities of CEC as set forth under "Principal Shareholders Of CEC" of the Prospectus, which information is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in "The Exchange Offer - Background Of The Exchange Offer/Exchange Agreement," "The Exchange Offer - Intentions Of The Directors And Officers Of CEC," "The Exchange Offer - Interests Of Certain Persons In The Exchange Offer," "The Exchange Offer - Description of Exchange Agreement," "Principal Shareholders Of CEC," and "Certain Relationships and Transactions" of the Prospectus is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in "The Exchange Offer - Fees And Expenses" in the Prospectus is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The financial statements of Carbon Energy Corporation and its predecessor Bonneville Fuels Corporation are contained in pages F-2 through F-28 of the Prospectus and are incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

     (a) The information set forth in "The Exchange Offer - Interests Of Certain Persons In The Exchange Offer" of the Prospectus is incorporated herein by reference.

     (b) - (c) The information set forth in "The Exchange Offer - Regulatory Matters" of the Prospectus is incorporated herein by reference.

     (e) None.

     (f) Reference is hereby made to the Prospectus and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, and which are incorporated herein in their entirety by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1)  Prospectus dated January 18, 2000.

     (a)(2)  Form of Letter of Transmittal.

                               Page 6 of 9 pages

     (a)(3)  Form of Notice of Guaranteed Delivery.

     (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(5) Form of Letter to Clients to be used by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

     (a)(6) Form of Letter to DTC Participants Regarding the Tender For Exchange of Shares of Common Stock.

     (a)(7) Joint Press Release, dated January 21, 2000, of Carbon Energy Corporation and CEC Resources Ltd. regarding the Offer.

   **(c)(1) Exchange and Financing Agreement Among Carbon Energy Corporation, CEC Resources Ltd., and Yorktown Energy Partners III, L.P., dated October 14, 1999 (Exhibit 10.3 to Registration Statement No. 333-89783).

   **(c)(2)  Employment Agreement By and Between CEC Resources Ltd. and Patrick
             R. McDonald, dated June 30, 1998 (Exhibit 10(a) to Form 8-K of CEC Resources Ltd., dated July 7, 1998).

   **(c)(3) Stock Purchase Agreement by and between McDonald Energy, LLC and CEC Resources Ltd., dated June 24, 1998 (Exhibit 10(b) to Form 8-K of CEC Resources Ltd., dated July 7, 1998).

   **(c)(4) Restricted Stock Option Agreement, dated July 22, 1999 between CEC Resources Ltd. and Patrick R. McDonald.

   **(c)(5) Employment Agreement By and Between CEC Resources Ltd. and Kevin D. Struzeski, dated November 16, 1998.

   **(c)(6) Employee Incentive Share Option Plan (Exhibit 10(c) to Registration Statement No. 33-86996).

    *(d)(1) Opinion of Holland & Hart LLP, dated January 17, 2000, regarding United States federal income tax consequences of the Offer (Exhibit
             8.1 to Registration Statement No. 333-89783).

    *(d)(2) Opinion of Bennett Jones, dated December 29, 1999, regarding Canadian federal tax consequences of the Offer (Exhibit 8.2 to Registration Statement No. 333-89783).

______________________
*  Incorporated by reference
   ** Previously filed

                               Page 7 of 9 pages

                                   SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 19, 2000          Carbon Energy Corporation



                                 By: /s/ Patrick R. McDonald
                                     --------------------------
                                 Name:   Patrick R. McDonald
                                 Title:  President

                               Page 8 of 9 pages

                                 EXHIBIT INDEX


 Exhibit
 Number         Description of Document
 -------        -----------------------

  (a)(1)        Prospectus dated January 18, 2000.

  (a)(2)        Form of Letter of Transmittal.

  (a)(3)        Form of Notice of Guaranteed Delivery.

  (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

  (a)(5) Form of Letter to Clients to be used by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

  (a)(6) Form of Letter to DTC Participants Regarding the Tender For Exchange of Shares of Common Stock.

  (a)(7) Joint Press Release, dated January 21, 2000, of Carbon Energy Corporation and CEC Resources Ltd. regarding the Offer.

**(c)(1) Exchange and Financing Agreement Among Carbon Energy Corporation, CEC Resources Ltd., and Yorktown Energy Partners III, L.P., dated October 14, 1999 (Exhibit 10.3 to Registration Statement No. 333-89783).

**(c)(2) Employment Agreement By and Between CEC Resources Ltd. and Patrick R. McDonald, dated June 30, 1998 (Exhibit 10(a) to Form 8-K of CEC Resources Ltd., dated July 7, 1998).

**(c)(3) Stock Purchase Agreement by and between McDonald Energy, LLC and CEC Resources Ltd., dated June 24, 1998 (Exhibit 10(b) to Form 8-K of CEC Resources Ltd., dated July 7, 1998).

**(c)(4) Restricted Stock Option Agreement, dated July 22, 1999 between CEC Resources Ltd. and Patrick R. McDonald.

**(c)(5)        Employment Agreement By and Between CEC Resources Ltd. and Kevin
                D. Struzeski, dated November 16, 1998.

**(c)(6) Employee Incentive Share Option Plan (Exhibit 10(c) to Registration Statement No. 33-86996).

 *(d)(1) Opinion of Holland & Hart LLP, dated January 17, 2000 regarding United States federal income tax consequences of the Offer (Exhibit 8.1 to Registration Statement No. 333-89783).

 *(d)(2) Opinion of Bennett Jones, dated December 29, 1999, regarding Canadian federal tax consequences of the Offer (Exhibit 8.2 to Registration Statement No. 333-89783).

____________________________

*  Incorporated by reference
** Previously filed

                               Page 9 of 9 pages